

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 10, 2011

<u>Via Facsimile ((202) 572-1434) and U.S. Mail</u>

Keith E. Gottfried, Esq.
Blank Rome LLP
600 New Hampshire Avenue
Washington, DC 20037

> **Re: Herley Industries, Inc.**
> **Amended Schedule 14D-9 filed March 8, 2011**
> **SEC File No. 005-34884**

Dear Mr. Gottfried:

We have limited our review of the filing to those issues we have addressed in our comments.

<u>Schedule 14D-9/A</u>

<u>Financial Information and Projections, page 34</u>

1.   We note your response to prior comment 2. Please revise your disclosure to clarify, as you appear to have done in your response, that you have disclosed all of the projections provided to third parties. The disclosure currently states, for example, "<u>Certain of the</u> . . . <u>projected financial information</u> . . . <u>made available to</u> Parent and other qualifying bidders, as well as to Herley's financial advisors, was as follows:" (emphasis added).

Please direct any questions to me at (202) 551-3619.

> Sincerely,
>
>
> Daniel F. Duchovny
> Special Counsel
> Office of Mergers and Acquisitions